

January 26, 2022

John P. Sauerland
Vice President and Chief Financial Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

      Re: The Progressive Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 1, 2021
          File No. 001-09518

Dear Mr. Sauerland:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Finance